FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report
(Date of earliest event reported):

April 28, 2010
_____

THERMO FISHER SCIENTIFIC INC.

(Exact name of Registrant as specified in its Charter)

Delaware	1-8002	04-2209186
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

81 Wyman Street Waltham, Massachusetts	02451
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone
number including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of healthcare reform legislation. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Current Report on Form 8-K.

Item 2.02   Results of Operations and Financial Condition

On April 28, 2010, the Registrant announced its financial results for the fiscal quarter ended April 3, 2010. The full text of the press release issued in connection with the announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference.

The information contained in this Form 8-K (including Exhibit 99.1) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits

(d)   Exhibits

The following Exhibit relating to Item 2.02 shall be deemed "furnished," and not "filed":

99.1   Press Release dated April 28, 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 28th day of April, 2010.

THERMO FISHER SCIENTIFIC INC.

By: /s/ Peter E. Hornstra

Peter E. Hornstra
Vice President and Chief Accounting Officer

FOR IMMEDIATE RELEASE

Media Contact Information: Investor Contact Information:
Ron O'Brien   Ken Apicerno
Phone: 781-622-1242   Phone: 781-622-1294
E-mail: ron.obrien@thermofisher.com   E-mail: ken.apicerno@thermofisher.com
Website: www.thermofisher.com

Thermo Fisher Scientific Reports Record First Quarter Revenues and EPS;
Raises Guidance for Full Year 2010

WALTHAM, Mass. (April 28, 2010) – Thermo Fisher Scientific Inc. (NYSE: TMO), the world leader in serving science, reported that first quarter revenues increased 19% to a record $2.68 billion in 2010, compared with $2.26 billion in the 2009 quarter. Revenues increased 3% due to the favorable effect of currency translation, and increased an additional 3% due to acquisitions.

Adjusted earnings per share (EPS) grew 35% to $0.84 in the first quarter of 2010, versus $0.62 in the 2009 quarter. Adjusted operating income for the 2010 quarter increased 34% versus 2009 results, and adjusted operating margin increased 200 basis points to 17.5%, compared with 15.5% in the 2009 period. GAAP diluted EPS was $0.56 in 2010, versus $0.35 in the year-ago period. GAAP operating income for the 2010 quarter was $293 million, compared with $190 million in 2009, and GAAP operating margin was 11.0%, compared with 8.4% a year ago.

Adjusted EPS, adjusted operating income, adjusted operating margin and free cash flow are non-GAAP measures that exclude certain items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures."

Highlights
- Revenues increased 19% to a record $2.68 billion
- Adjusted EPS grew 35% to a record $0.84
- Achieved 200 basis points of adjusted operating margin expansion
- Introduced industry-leading range of innovative new products at Pittcon and Analytica
- Deployed more than $260 million on complementary acquisitions to date
- Completed $750 million bond offering after quarter-end to refinance debt
- Authorized one-year $750 million stock buyback program

"We are extremely pleased to report a strong start to the year, with record revenues and earnings per share in the first quarter," said Marc N. Casper, president and chief executive officer of Thermo Fisher Scientific. "Our performance reflects outstanding execution by our teams in achieving our operating and financial goals. We had solid double-digit revenue growth in both of our reporting segments, as well as in North American and Asian markets. It's clear that we have emerged from the recession a stronger industry leader as a result of the actions we took in 2009.

"Our long-term growth strategy of ongoing investment coupled with effective cost management provides us with many avenues for creating shareholder value, and we've seen a number of excellent examples so far this year. First, we continued to strengthen our technology leadership by introducing innovative products that exceed our customers' expectations for performance – not only in advanced research but also in more routine applications such as environmental, food and forensics analysis. Second, we complemented our existing capabilities through strategic acquisitions, completing Ahura Scientific and Finnzymes during the quarter, and acquiring proteomics workflow provider Proxeon in mid-April. Last, we continued to leverage our strong balance sheet by authorizing a stock buyback program after quarter-end."

Casper added, "With a strong first quarter behind us, as well as the benefits expected from our recently announced stock buyback and debt refinancing, we are raising our 2010 adjusted EPS guidance to a new range of $3.40 to $3.50, for 11 to 15% growth over 2009. Despite increasing foreign exchange headwinds, we are also raising the low end of our revenue guidance to a new range of $10.65 to $10.80 billion based on our solid operating performance and the acquisitions we've made to date. This would result in 5 to 7% growth in revenues over 2009." (The 2010 guidance does not include any future acquisitions or divestitures and is based on current foreign exchange rates. In addition, the adjusted EPS estimate excludes amortization expense for acquisition-related intangible assets and certain other items detailed later in this press release under the heading "Use of Non-GAAP Financial Measures.")

Management uses adjusted operating results to monitor and evaluate performance of the company's business segments.

Analytical Technologies Segment
Revenues in the Analytical Technologies Segment increased 18% in the first quarter of 2010 to $1.11 billion, compared with 2009 revenues of $939 million. Adjusted operating income increased 34% in the first quarter of 2010, and adjusted operating margin increased to 21.0%, versus 2009 results of 18.5%.

Laboratory Products and Services Segment
In the Laboratory Products and Services Segment, revenues grew 19% in the first quarter of 2010 to $1.70 billion, compared with 2009 revenues of $1.42 billion. Adjusted operating income increased 34% in the first quarter of 2010, and adjusted operating margin increased to 13.9%, versus 2009 results of 12.3%.

Use of Non-GAAP Financial Measures
In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including adjusted EPS, adjusted operating income and adjusted operating margin, which exclude restructuring and other costs/income and amortization of acquisition-related intangible assets. Adjusted EPS also excludes certain other gains and losses, tax provisions/benefits related to the previous items, benefits from tax credit carryforwards, the impact of significant tax audits or events and discontinued operations. We exclude the above items because they are outside of our normal operations and/or, in certain cases, are difficult to forecast accurately for future periods. We also use a non-GAAP measure, free cash flow, which excludes operating cash flows from discontinued operations and deducts net capital expenditures. We believe that the use of non-GAAP measures helps investors to gain a better understanding of our core operating results and future prospects, consistent with how management measures and forecasts the company's performance, especially when comparing such results to previous periods or forecasts.

For example:

We exclude costs and tax effects associated with restructuring activities, such as reducing overhead and consolidating facilities. We believe that the costs related to these restructuring activities are not indicative of our normal operating costs.

We exclude certain acquisition-related costs, including charges for the sale of inventories revalued at the date of acquisition and significant transaction costs. We exclude these costs because we do not believe they are indicative of our normal operating costs.

We exclude the expense and tax effects associated with the amortization of acquisition-related intangible assets because a significant portion of the purchase price for acquisitions may be allocated to intangible assets that have lives of 5 to 20 years. Our adjusted EPS estimate for 2010 excludes approximately $.96 of expense for the amortization of acquisition-related intangible assets for acquisitions completed through the end of the first quarter of 2010. Exclusion of the amortization expense allows comparisons of operating results that are consistent over time for both our newly acquired and long-held businesses and with both acquisitive and non-acquisitive peer companies.

We also exclude certain gains/losses and related tax effects, benefits from tax credit carryforwards and the impact of significant tax audits or events (such as the one-time effect on deferred tax balances of enacted changes in tax rates), which are either isolated or cannot be expected to occur again with any regularity or predictability and that we believe are not indicative of our normal operating gains and losses. For example, we exclude gains/losses from items such as the sale of a business or real estate, gains or losses on significant litigation-related matters, gains on curtailments of pension plans, the early retirement of debt and debt facilities, and discontinued operations.

We also report free cash flow, which is operating cash flow, net of capital expenditures, and also excludes operating cash flows from discontinued operations to provide a view of the continuing operations' ability to generate cash for use in acquisitions and other investing and financing activities.

Thermo Fisher's management uses these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. Such measures are also used by management in their financial and operating decision-making and for compensation purposes.

The non-GAAP financial measures of Thermo Fisher's results of operations and cash flows included in this press release are not meant to be considered superior to or a substitute for Thermo Fisher's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables. Thermo Fisher's earnings guidance, however, is only provided on an adjusted basis. It is not feasible to provide GAAP EPS guidance because the items excluded, other than the amortization expense, are difficult to predict and estimate and are primarily dependent on future events, such as acquisitions and decisions concerning the location and timing of facility consolidations.

Conference Call

Thermo Fisher Scientific will hold its earnings conference call today, April 28, at 8:30 a.m. Eastern time. To listen, dial (866) 804-6922 within the U.S. or (857) 350-1668 outside the U.S., and use conference ID 27442368. You may also listen to the call live on our Website, www.thermofisher.com, by clicking on "Investors." You will find this press release, including the accompanying reconciliation of non-GAAP financial measures and related information, in that section of our Website under "Financial Results." An audio archive of the call will be available under "Webcasts and Presentations" through Friday, May 21, 2010.

About Thermo Fisher Scientific

Thermo Fisher Scientific Inc. (NYSE: TMO) is the world leader in serving science. Our mission is to enable our customers to make the world healthier, cleaner and safer. With revenues of more than $10 billion, we have approximately 35,000 employees and serve customers within pharmaceutical and biotech companies, hospitals and clinical diagnostic labs, universities, research institutions and government agencies, as well as in environmental and process control industries. We create value for our key stakeholders through two premier brands, Thermo Scientific and Fisher Scientific, which offer a unique combination of continuous technology development and the most convenient purchasing options. Our products and services help accelerate the pace of scientific discovery, and solve analytical challenges ranging from complex research to routine testing to field applications. Visit www.thermofisher.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in the company's Annual Report on Form 10-K for the year ended December 31, 2009, under the caption "Risk Factors," which is on file with the Securities and Exchange Commission and available in the "Investors" section of our Website under the heading "SEC Filings." Important factors that could cause actual results to differ materially from those indicated by forward-looking statements include risks and uncertainties relating to: competition and its effect on pricing, spending, third-party relationships and revenues; the need to develop new products and adapt to significant technological change; implementation of strategies for improving internal growth; general worldwide economic conditions and related uncertainties; dependence on customers' capital spending policies and government funding policies; the effect of exchange rate fluctuations on international operations; use and protection of intellectual property; the effect of changes in governmental regulations; the effect of laws and regulations governing government contracts; the effect of competing with certain of our customers and suppliers; and the effect of healthcare reform legislation. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

###

Consolidated Statement of Income (unaudited) (a)(b)

(In millions except per share amounts)		April 3, 2010	% of Revenues		March 28, 2009	% of Revenues
			Three Months Ended			
Revenues	$	2,675.1		$	2,255.1	
Costs and Operating Expenses:						
Cost of revenues (c)		1,544.9	57.8%		1,338.4	59.3%
Selling, general and administrative expenses (d)		601.9	22.5%		509.5	22.6%
Amortization of acquisition-related intangible assets		151.1	5.6%		145.3	6.5%
Research and development expenses		66.8	2.5%		58.2	2.6%
Restructuring and other costs, net (e)		17.4	0.7%		13.6	0.6%
		2,382.1	89.0%		2,065.0	91.6%
Operating Income		293.0	11.0%		190.1	8.4%
Interest Income		2.4			5.3	
Interest Expense		(22.3)			(30.2)	
Other Income (Expense), Net (f)		(5.0)			2.0	
Income from Continuing Operations Before Income Taxes		268.1			167.2	
Provision for Income Taxes (g)		(38.3)			(18.3)	
Income from Continuing Operations		229.8			148.9	
Gain on Disposal of Discontinued Operations		2.5			-	
Net Income	$	232.3	8.7%	$	148.9	6.6%
Earnings per Share from Continuing Operations						
Basic	$	.56		$	.36	
Diluted	$	.55		$	.35	
Earnings per Share:						
Basic	$	.57		$	.36	
Diluted	$	.56		$	.35	
Weighted Average Shares:						
Basic		409.6			417.7	
Diluted		418.2			425.3	

Reconciliation of Adjusted Operating Income and Adjusted Operating Margin

		April 3, 2010	% of Revenues		March 28, 2009	% of Revenues
GAAP Operating Income (a)	$	293.0	11.0%	$	190.1	8.4%
Cost of Revenues Charges (c)		5.1	0.2%		-	0.0%
Selling, General and Administrative Costs (Income), Net (d)		1.1	0.0%		-	0.0%
Restructuring and Other Costs, Net (e)		17.4	0.7%		13.6	0.6%
Amortization of Acquisition-related Intangible Assets		151.1	5.6%		145.3	6.5%
Adjusted Operating Income (b)	$	467.7	17.5%	$	349.0	15.5%

Reconciliation of Adjusted Net Income

		April 3, 2010	% of Revenues		March 28, 2009	% of Revenues
GAAP Net Income (a)	$	232.3	8.7%	$	148.9	6.6%
Cost of Revenues Charges (c)		5.1	0.2%		-	0.0%
Selling, General and Administrative Costs (Income), Net (d)		1.1	0.0%		-	0.0%
Restructuring and Other Costs, Net (e)		17.4	0.7%		13.6	0.6%
Amortization of Acquisition-related Intangible Assets		151.1	5.6%		145.3	6.5%
Restructuring and Other Costs, Net – Equity Investments		0.9	0.1%		-	0.0%
Amortization of Acquisition-related Intangible Assets – Equity Investments		0.7	0.0%		0.7	0.0%
Other Income, Net (f)		0.7	0.0%		0.4	0.0%
Provision for Income Taxes (g)		(57.4)	-2.1%		(47.1)	-2.1%
Discontinued Operations, Net of Tax		(2.5)	-0.1%		-	0.0%
Adjusted Net Income (b)	$	349.4	13.1%	$	261.8	11.6%

Reconciliation of Adjusted Earnings per Share

		April 3, 2010			March 28, 2009	
GAAP EPS (a)	$	0.56		$	0.35	
Cost of Revenues Charges, Net of Tax (c)		0.01			-	
Selling, General and Administrative Costs (Income), Net of Tax (d)		-			-	
Restructuring and Other Costs, Net of Tax (e)		0.03			0.03	
Amortization of Acquisition-related Intangible Assets, Net of Tax		0.25			0.24	
Restructuring and Other Costs, Net of Tax – Equity Investments		-			-	
Amortization of Acquisition-related Intangible Assets, Net of Tax – Equity Investments		-			-	
Other Income, Net of Tax (f)		-			-	
Provision for Income Taxes (g)		-			-	
Discontinued Operations, Net of Tax		(0.01)			-	
Adjusted EPS (b)	$	0.84		$	0.62	

Reconciliation of Free Cash Flow

		April 3, 2010			March 28, 2009	
GAAP Net Cash Provided by Operating Activities (a)	$	343.1		$	358.7	
Net Cash (Provided By) Used in Discontinued Operations		-			0.2	
Purchases of Property, Plant and Equipment		(50.6)			(51.2)	
Proceeds from Sale of Property, Plant and Equipment		1.0			3.4	
Free Cash Flow	$	293.5		$	311.1	

Segment Data

(In millions except percentage amounts)		April 3, 2010	% of Revenues		March 28, 2009	% of Revenues
			Three Months Ended			
Revenues						
Analytical Technologies	$	1,107.0	41.4%	$	938.8	41.6%
Laboratory Products and Services		1,695.2	63.4%		1,423.0	63.1%
Eliminations		(127.1)	-4.8%		(106.7)	-4.7%
Consolidated Revenues	$	2,675.1	100.0%	$	2,255.1	100.0%
Operating Income and Operating Margin						
Analytical Technologies	$	232.4	21.0%	$	173.5	18.5%
Laboratory Products and Services		235.3	13.9%		175.5	12.3%
Subtotal Reportable Segments		467.7	17.5%		349.0	15.5%
Cost of Revenues Charges (c)		(5.1)	-0.2%		-	0.0%
Selling, General and Administrative Costs (Income), Net (d)		(1.1)	0.0%		-	0.0%
Restructuring and Other Costs, Net (e)		(17.4)	-0.7%		(13.6)	-0.6%
Amortization of Acquisition-related Intangible Assets		(151.1)	-5.6%		(145.3)	-6.5%
GAAP Operating Income (a)	$	293.0	11.0%	$	190.1	8.4%

(a) "GAAP" (reported) results were determined in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adjusted results are non-GAAP measures and for income measures exclude certain charges to cost of revenues (see note (c) for details); certain credits/charges to selling, general and administrative expenses (see note (d) for details); amortization of acquisition-related intangible assets; restructuring and other costs, net (see note (e) for details); certain other gains or losses that are either isolated or cannot be expected to occur again with any regularity or predictability (see note (f) for details); the tax consequences of the preceding items (see note (g) for details); and results of discontinued operations.

(c) Reported results in 2010 include charges for sale of inventories revalued at the date of acquisition and accelerated depreciation on manufacturing assets to be abandoned.

(d) Reported results in 2010 include transaction costs related to the acquisition of Finnzymes.

(e) Reported results in 2010 and 2009 include restructuring and other costs, net, consisting principally of severance, abandoned facility and other expenses of headcount reductions within several businesses and real estate consolidations; in 2010, a $6.0 loss on a patent infringement claim that arose at a business unit prior to its acquisition by the company; and, in 2009, a $0.9 gain on the sale of a small business unit.

(f) Reported results in 2010 include a loss on early extinguishment of debt. Reported results in 2009 include a loss from an other-than-temporary decline in the fair market value of an available-for-sale investment.

(g) Reported provision for income taxes includes i) $55.5 and $47.8 of incremental tax benefit in 2010 and 2009, respectively, for the pre-tax reconciling items between GAAP and adjusted net income; ii) in 2010, $1.9, net, incremental tax benefit from the resolution of tax audits; and iii) in 2009, $0.7 of incremental tax provision from adjusting the company's deferred tax balances as a result of newly enacted tax rates in several jurisdictions.

Notes:

Consolidated depreciation expense in 2010 and 2009 is $48.6 and $45.0, respectively.

Consolidated equity compensation expense included in both reported and adjusted results is $19.1 and $15.2 in 2010 and 2009, respectively.

Condensed Consolidated Balance Sheet (unaudited)

(In millions)	Apr. 3, 2010		Dec. 31, 2009	
Assets				
Current Assets:				
Cash and cash equivalents	$	1,431.7	$	1,564.1
Short-term investments		8.5		7.1
Accounts receivable, net		1,493.8		1,409.6
Inventories		1,154.6		1,131.4
Other current assets		440.0		418.7
Total current assets		4,528.6		4,530.9
Property, Plant and Equipment, Net		1,312.3		1,333.4
Acquisition-related Intangible Assets		6,238.6		6,337.0
Other Assets		436.4		440.8
Goodwill		9,108.7		8,982.9
Total Assets	$	21,624.6	$	21,625.0
Liabilities and Shareholders' Equity				
Current Liabilities:				
Short-term obligations and current maturities of long-term obligations	$	148.8	$	117.5
Other current liabilities		1,626.9		1,521.8
Total current liabilities		1,775.7		1,639.3
Other Long-term Liabilities		2,438.6		2,488.9
Long-term Obligations		1,923.2		2,064.0
Incremental Convertible Debt Obligation		7.1		1.9
Total Shareholders' Equity		15,480.0		15,430.9
Total Liabilities and Shareholders' Equity	$	21,624.6	$	21,625.0

Condensed Consolidated Statement of Cash Flows (unaudited)

(In millions)	Three Months Ended			
	April 3, 2010		March 28, 2009	
Operating Activities				
Net income	$	232.3	$	148.9
Gain on disposal of discontinued operations		(2.5)		-
Income from continuing operations		229.8		148.9
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:				
Depreciation and amortization		199.7		190.3
Change in deferred income taxes		(45.8)		(56.7)
Other non-cash expenses, net		34.6		31.3
Changes in assets and liabilities, excluding the effects of acquisitions and dispositions		(75.2)		45.1
Net cash provided by continuing operations		343.1		358.9
Net cash provided by (used in) discontinued operations		-		(0.2)
Net cash provided by operating activities		343.1		358.7
Investing Activities				
Acquisitions, net of cash acquired		(229.1)		(18.3)
Purchases of property, plant and equipment		(50.6)		(51.2)
Proceeds from sale of property, plant and equipment		1.0		3.4
Other investing activities, net		0.8		0.4
Net cash used in investing activities		(277.9)		(65.7)
Financing Activities				
Settlement of convertible debt		(206.9)		-
Net proceeds from issuance of company common stock		26.8		5.2
Tax benefits from stock-based compensation awards		4.8		0.6
Other financing activities, net		(2.8)		4.0
Net cash used in financing activities		(178.1)		9.8
Exchange Rate Effect on Cash of Continuing Operations		(19.5)		(22.2)
Increase in Cash and Cash Equivalents		(132.4)		280.6
Cash and Cash Equivalents at Beginning of Period		1,564.1		1,280.5
Cash and Cash Equivalents at End of Period	$	1,431.7	$	1,561.1
Free Cash Flow (a)	$	293.5	$	311.1

(a) Free cash flow is net cash provided by operating activities of continuing operations less net purchases of property, plant and equipment.